                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                (AMENDMENT NO.1)

                           ROLLINS TRUCK LEASING CORP.
                       (Name of Subject Company (Issuer))

                           SUN ACQUISITION CORPORATION
                          PENSKE TRUCK LEASING CO., L.P.
                        (Name of Filing Person (Offeror))

                           Common Stock, $1 Par Value
                          Common Stock Purchase Rights
                         (Title of Class of Securities)

                                    775741101
                      (CUSIP Number of Class of Securities)

                                 James A. Rosen
                         Penske Truck Leasing Co., L.P.
                       Vice President and General Counsel
                              Route 10, Green Hills
                                   P.O. Box 563
                             Reading, PA 19603-0563
                                 (610) 775-6000

                                 With a copy to:

                               F. Douglas Raymond
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                 (215) 988-2700
    (Name, Address, and Telephone of Person Authorized to Receive Notices and
                    Communications on Behalf of Filing Person)

                            Calculation of Filing Fee


      Transaction valuation                                 Amount of filing fee*

      $796,686,696                                          $159,338


* This amount has previously been paid.
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[ ]   Check the box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]      third-party tender offer subject to Rule 14d-1.
      [ ]      issuer tender offer subject to Rule 13e-4.
      [ ]      going-private transaction subject to Rule 13e-3.
      [ ]      amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the Securities and Exchange Commission on January 24, 2001 by Sun Acquisition Corporation, a Delaware Corporation ("Merger Sub") and an indirect wholly owned subsidiary of Penske Truck Leasing Co., L.P., a Delaware limited partnership ("Parent"), relating to the offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), together with the associated rights (the "Rights" and collectively with the Common Stock, the "Shares") of Rollins Truck Leasing Corp., a Delaware corporation (the "Company"), at a price of $13.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 24, 2001 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1) to the Schedule TO, and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(2) to the Schedule TO (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). The information in the Offer to Purchase is incorporated by reference herein. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

      ITEM 11.

      Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase and all exhibits thereto, is hereby amended and supplemented so that the first sentence of the third paragraph of Section 15 of the Offer to Purchase ("Certain Legal Matters") will be replaced with the following three sentences:

      "In a press release dated January 30, 2001, Parent announced that on January 30, 2001, Parent filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of the Shares under the Offer and the Merger. Accordingly, the required waiting period with respect to the Offer and the Merger is deemed to have started on January 30, 2001, and will expire at 11:59 p.m., New York City time, on
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February 14, 2001, unless earlier terminated by the FTC or the Antitrust
Division or Parent receives a request for additional information or documentary materials prior to that time. A copy of the press release containing the announcement is filed as an exhibit to the Schedule TO."

      ITEM 12.  EXHIBITS

      Item 12 is hereby amended and supplemented by adding the following exhibit, which is incorporated herein by reference.

      (a)(9)  Press Release dated January 30, 2001.
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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 30, 2001             SUN ACQUISITION CORPORATION

                                    By:  /s/ Wayne S. Angelbeck
                                       -----------------------------------------
                                       Name: Wayne S. Angelbeck
                                       Title:   Vice President - Business
                                                Development and Treasurer


                                    PENSKE TRUCK LEASING CO., L.P.

                                    By:  /s/ Wayne S. Angelbeck
                                       -----------------------------------------
                                       Name: Wayne S. Angelbeck
                                       Title:   Vice President - Business
                                                Development and Treasurer
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                                INDEX TO EXHIBITS


(a)(9)            Press release dated January 30, 2001.